SEQUOIA INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Assets	
Securities owned	$ 5,683
Deposit with clearing broker	125,056
Due from clearing broker	98,236
Prepaid expenses	6,257
Total assets	$ 235,232

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 44,424
Due to clearing broker	56,165
Total liabilities	100,589
Stockholder's equity	134,643
Total liabilities and stockholder's equity	$ 235,232